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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. [X]            Form 40-F. [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ DISCLOSES TERMS AND CONDITIONS OF ITS OPTION PLAN

On Friday June 2, CEZ announced that, according to the CNB's latest EU-conforming interpretation, the disclosure requirement applies not only to stock transactions, but also to executed option agreements.

Accordingly, the company's Board of Directors promptly decided to disclose information on option agreements made by 15 members of CEZ's management to the CNB Capital Markets Supervision.

List of Current Option Agreements

                                                                            Potential Net Proceeds of
                                                                               Sale as of This Date
                                                                            (Current Share Price less
                                                                              Acquisition Price and
Position            Name          Number of Shares     Acquisition Price*      Personal Income Tax)
----------   -----------------   ------------------   -------------------   -------------------------
Directors    Roman Martin           750000   shares     139.2   CZK/share           282   CZK mil.
             Borovec Jiri           300000   shares     206.6   CZK/share            99   CZK mil.
             Benes Daniel           300000   shares     506.6   CZK/share            38   CZK mil.
             Pleskac Tomas          300000   shares     549.8   CZK/share            29   CZK mil.
             Svoboda Alan**         300000   shares    160.87   CZK/share           109   CZK mil.
             Pasak Zdenek***        300000   shares    829.03   CZK/share     loss - 28   CZK mil.
Executive    Feist Jiri              75000   shares    243.53   CZK/share            23   CZK mil.
Committee    Krizek Karel            75000   shares       274   CZK/share            21   CZK mil.
Members      Mazac Bohumil           75000   shares    243.53   CZK/share            23   CZK mil.
             Sedlak Josef            75000   shares    243.53   CZK/share            23   CZK mil.
             Schmalz Vladimir        75000   shares    243.53   CZK/share            23   CZK mil.
             Skalka Michal           75000   shares    651.73   CZK/share             2   CZK mil.
             Suk Jaroslav            75000   shares    243.53   CZK/share            23   CZK mil.
             Smucr Igor              75000   shares       274   CZK/share            21   CZK mil.
             Stepan Lubomir          75000   shares     773,7   CZK/share      loss  -4   CZK mil.

* Until April 20, 2006, the 6-month average price before the appointment date; after April 20, 2006, the one-month average price before the appointment date. ** Alan Svoboda served as Director of CEZ until April 21, 2006, and has not yet exercised his option rights.
*** Zdenek Pasak, who has served as Director since April 22, 2006, has not yet signed his option agreement. However, the share acquisition price has already been fixed, and governs the potential gain/loss. He will sign his option agreement under the new rules, according to which he will be entitled to exercise one-third of his options no earlier than one year after the execution of the option agreement, and the remaining two-thirds after subsequent years in office.

The option plan was introduced in CEZ in 2001, when none of the current Directors were serving in the company. The option is a standard financial instrument affording the holder the right to purchase shares in the future for a pre-determined price. Any investor may purchase such option. Under the option agreement, CEZ's Directors acquire the right to purchase shares for a price equal to the average share price before the appointment date. The aim of this incentive plan is to hold the management's interest in the appreciation of the value of the company for the shareholders. In the case of CEZ, the Czech Republic, as the principal shareholder, will earn CZK 290 per each crown of gain for the company's management (Board of Directors and Executive Committee Members).

BACKGROUND ON CEZ'S OPTION PLAN

     - The option plan is a standard management incentive tool that integrates management interests with those of the shareholders. For each crown earned on the option plan by the entire management of the

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

          CEZ Group and the participants in the plan, the Czech Republic as the majority owner will earn more than CZK 290 (net of tax revenues).
     - CEZ's option plan was authorized by the General Meeting of CEZ in 2001. None of the current Directors was involved in the plan at that time.
     - Information on the option plan was made public at the time of its approval in 2001.
     - Until the beginning of 2004, the price of CEZ's shares had stagnated and the option plan had not brought any significant benefits to is beneficiaries.
     - Since spring 2004, after the introduction of the new management of CEZ, the price of CEZ's shares has been growing consistently, resulting in an increase, not only in the shareholders' profits, but also in potential gains from the management option plan.

OPTION PLAN MECHANISM:

Parties involved:   Board of Directors
                    Members of CEZ's Executive Committee
                    (eligibility for signing an option agreement arises 3 months after the appointment date).
What is involved:   The option to purchase the company's shares for a price
                    prevailing before the appointment date
                    (The option of a standard financial product - the advantage of the participants in the plan is that they are not required to pay for the option and may choose the time for its exercise).

Rules:

     - Participation in the option plan is a one-time step (the value of the potential gain may not be added to the annual salary).
     - The value of the option depends on the value of the shares (it fluctuates over time) - accordingly, the gain cannot be determined exactly until the time of exercise of the option and the sale of the shares.
     - The participant in the plan must buy the shares using their own funds, and the difference between the acquisition value and the current value is subject to income tax - the net gain is therefore substantially lower.

OPTION PLAN RESULTS:

The option plan of CEZ surely has been conducive to an appreciation of the state interest in the company by more than 200 billion crowns over the last two years, and hence to building a reserve for the future pension reform.

Thanks to efficient management, cost cutting, and prudent investments abroad, the value of CEZ has been increasing substantially more rapidly than that of the other power utilities, despite the fact that electricity prices in the Czech Republic have been increasing more slowly than those in all of the neighboring countries.

                   Electricity price growth     CEZ or EON share price growth
                    in the 2004-2006 period        in the 2004-2006 period
                  --------------------------   -------------------------------
                       CZK            %         CZK, or EUR           %
---------------   ------------   -----------   ------------   ----------------
Czech Republic             228          28.0%           308                301%
Germany                    390          47.9%          36.2                 69%

* using the exchange rate of 28.30 Kc/EUR

In the case of Germany, the table above refers to the price at the beginning of September 2005 (the time when a CEZ auction was held). Since September 2005, however, the German prices (annual forward) have increased by a further 25% (or, as the case may be, by 37% when compared with the 2004 base).

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CEZ, a. s.
                                             ------------
                                             (Registrant)

Date: June 5, 2006
                                             By: /s/ Libuse Latalova
                                                 ------------------------------
                                                 Libuse Latalova
                                                 Head of Finance Administration